Exhibit 99.1

Dear Shareholders and Stakeholders

Overview

The challenging market conditions that prevailed during 2009 continued into 2010 as our clients continued to seek ways to reduce costs and national governments endeavoured to reduce healthcare budgets, including pharmaceutical prices. For the full-year 2010 net revenue was $900 million compared with $888 million in 2009, representing an increase of 1.4% or 3.1% in constant currency terms.

Despite the market challenges, throughout the year we invested in facilities, hired additional staff in Asia-Pacific and continued to invest in our new strategic relationships. While these factors impacted earnings, we believe that the fundamentals of our market remain strong and ongoing investment is intended to position ICON for growth into the future.

Operating margins for the year were 10.2%, down from 13.1% in 2009 (excluding one-time net charges) which led to EPS of $1.44 per share compared with $1.53 in 2009. Cash flow during the year continued to be strong. Even with $31 million of investments in capital projects, our net cash closing position grew to $256 million from an opening balance of just under $200 million.

Alongside ongoing investment, our earnings for the year were impacted by the disappointing performance of our Central Laboratory, which incurred significant losses. It performed well in terms of building its backlog (order book), partly from strategic relationships but also from excellent business development efforts. However, the growth in bookings translated to revenues much more slowly than forecast – hence the losses. We renewed the management team during the course of the year and they are focused on bringing the lab back to break-even as quickly as possible. We are pleased with the progress they are making and expect to return to profitability during the second half of 2011.

As 2010 progressed, the order book of the group continued to expand and at the end of December our total backlog had reached $1.9 billion, which is a rise of approximately 9% compared to the comparable figure a year earlier.

In business development terms it's clear that a lot of change has been taking place in our market. Our customers' pipelines are being reviewed, trimmed and renewed. Strategic relationships are being explored and forged and at the same time, biotech funding has begun to flow again. While we were able to forge new strategic agreements such as the one announced with BMS, we do not think that ICON took full advantage of all the opportunities 2010 presented and as a result we have made some adjustments in our go-to-market approach as we respond to our customers' desire for more expert and innovative input from CROs into their development programmes. One example of this is the recent strategic alliance with Boston Clinical Research Institute (BCRI), an Academic Research Organisation based in Boston, Massachusetts.  The alliance will combine BCRI’s respected leadership in clinical strategy, study planning and academic relationships with ICON’s experience in the execution of global clinical trials.

Simultaneously, we continue to engage actively with major companies who are seeking to reengineer their approach to development and we are revitalizing our focus on biotech opportunities. Our recent announcement of the strategic partnership agreement with Pfizer is a sign that our efforts are having the desired impact in the market.

It remains evident that no single outsourcing model will dominate the market; but rather each client will take their own unique approach. This demands that ICON retains the flexibility for which it is renowned to respond to these differing requirements. One of the ways we are achieving this flexibility is by leveraging the services of our contract staffing group, DOCS, which continued to perform well during 2010. By combining the traditional strengths of our Clinical Organisation with the resourcing flexibility of DOCS we have been able to develop creative and cost effective research solutions for our clients.

The pace of globalisation continues to accelerate and during 2010 we saw further evidence of this in our business. In 2010, 58% of our revenue was generated from outside the United States, up from 54% in 2009. In Europe, Middle East, and Africa revenue grew 2% to 47% of total revenue and in Asia-Pac and Latin America revenue grew from 9% in 2009 to 11% of the total in 2010. We continue to believe this trend is contributing to a shift in market share to larger CROs that have the infrastructure and expertise to manage global studies. During the year we made additional investments to expand our global footprint including hiring more staff, opening a new office in the Philippines and opening a new Central Laboratory facility in China, as part of a joint venture with Fountain Medical. We also extended our Asian capabilities through the formation of an alliance with Tigermed, a Chinese CRO and recently announced a similar agreement with Japanese CRO, ACRONET.  During 2011, we will continue to seek opportunities to enhance our global capabilities in the regions of the world where our clients are looking to expand their conduct of clinical research.

Quality

Quality remains at the heart of the ICON culture and during 2010 we continued to make investments to enhance our quality management system. These included investments in staff training and refinement of operational policies and procedures.

We are also making a significant investment in our information systems. These investments aim to generate better information for our staff and clients and will enable us to link to our customers in more efficient and innovative ways. This will not only enhance the quality of our operational delivery, but will also support our clients’ need for operational efficiency. We are encouraged by the positive feedback that we are receiving from our clients as we implement these systems.

During 2010 we continued to work cooperatively with the U.S. Food and Drug Administration (FDA) to respond to the Warning Letter which we received in December 2009 in relation to two studies monitored in 2004 -2006, and have implemented an action plan with the intention of fully addressing their observations and concerns. We continue to review our quality systems, seeking further ways to enhance quality oversight and performance.

Looking Forward

Despite the current near-term challenges in the Early Phase Clinical market, we believe our clients will increasingly need strategic support to help identify the most promising drug candidates in which to invest and to decide which ones to “kill off” early in the development process. In June, we opened a purpose-built translational medicine facility on the redeveloped Manchester Royal Infirmary site in the UK. This facility was developed in collaboration with the Central Manchester University Hospitals Foundation (CMFT) and is a good example of the type of science-based collaboration of which we expect to see more in the future.

The ongoing focus by regulatory bodies on the safety of new products is one of the key drivers of the growth in post approval research. We believe this late phase and outcomes research market offers significant future growth potential. Alongside the need to assess the safety of treatments in real-life settings, this research is also used to asses the economic value and comparative effectiveness of new treatments. We continue to grow our capabilities in this area and believe this segment will be increasingly important in years to come. We recently separated our late phase and outcomes research activities into a new business unit. And at the beginning of January 2011 we acquired Oxford Outcomes, which is a specialist provider in this area, to further strengthen our capabilities. We plan in 2011 to invest further in this segment, both through staff and skill additions, and hopefully through further acquisitions.

With the increasing importance of imaging in clinical studies, we are driving closer integration between our imaging group and the other ICON divisions. During 2010 we acquired Timaq Medical Imaging, a leading European provider of advanced imaging services to pharmaceutical and biotech firms, based in Zurich. The acquisition of Timaq gave ICON a European base for our medical imaging operations and has proved instrumental in helping us enter into new agreements to provide imaging services to several major European pharmaceutical companies. During 2011 we will be seeking to further expand the scope of our imaging operations, which will include expansion into Asia.

Outlook

Despite the market challenges in 2010, which have continued in 2011, we think the future outlook for the industry and ICON is positive. The headwinds that our customers are encountering and the changes they are adopting in response to these require us to adapt the company to ensure we are positioned to meet their needs. We have a strategy to achieve this on which we are executing. Despite concerns about the trajectory of future R&D spending, which may or may not be realized, we think the changes our customers are making will increase the value of work outsourced to global CROs, and we remain focused on ensuring that ICON competes for and wins more than our share of that business. Our recent selection by Pfizer as one of two strategic partners validates our approach and builds our confidence in our strategy.

Our ongoing successes will only be possible though the dedication and professionalism of all our staff. We would like to express our appreciation of them on behalf of you, our shareholders.

Dr. Bruce Given	Peter Gray
Chairman	Chief Executive